UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Petro River Oil Corp.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

71647K105
(CUSIP Number)

April 23, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71647K105

1	NAME OF REPORTING PERSON South Ferry Building Company L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 38,023,981
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 38,023,981
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,023,981
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 585168107

1	NAME OF REPORTING PERSON Abraham Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,032,834
	6	SHARED VOTING POWER 38,023,981
	7	SOLE DISPOSITIVE POWER 1,032,834
	8	SHARED DISPOSITIVE POWER 38,023,981
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,056,815
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 71647K105

1	NAME OF REPORTING PERSON Aaron Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,183,156
	6	SHARED VOTING POWER 38,023,981
	7	SOLE DISPOSITIVE POWER 15,183,156
	8	SHARED DISPOSITIVE POWER 38,023,981
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,207,137
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 71647K105

1	NAME OF REPORTING PERSON Morris Wolfson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 272,246
	6	SHARED VOTING POWER 38,023,981
	7	SOLE DISPOSITIVE POWER 272,246
	8	SHARED DISPOSITIVE POWER 38,023,981
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,251,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 71647K105

Item 1(a).	Name of Issuer:

Petro River Oil Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1980 Post Oak Blvd., Suite 2020
Houston, TX 77056

Item 2(a).	Name of Person Filing:

This statement is filed jointly by South Ferry Building Company L.P., a New York limited partnership (“South Ferry”), Abraham Wolfson, Aaron Wolfson and Morris Wolfson.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Abraham Wolfson is the Managing General Partner of South Ferry.  Aaron Wolfson is a Partner of South Ferry. Morris Wolfson is the Portfolio Manager of South Ferry. By virtue of these relationships, each of these individuals may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to beneficially own the Issuer’s Common Stock, $0.001 par value per share, held by South Ferry; however, full voting and dispositive power over the shares of the Issuer held by South Ferry has been delegated to the portfolio manager.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1 State Street Plaza, Floor 29, New York, New York 10004.

Item 2(c).	Citizenship:

South Ferry is organized under the laws of the State of New York.  Each of Abraham Wolfson, Aaron Wolfson and Morris Wolfson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

71647K105

CUSIP NO. 71647K105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on the date hereof.

South Ferry Building Company L.P.

(a)	Amount beneficially owned:

38,023,981 Shares

(b)	Percent of class:

5.2% (based upon 737,317,748 Shares outstanding, which is the total number of Shares outstanding as of May 7, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

38,023,981 Shares

CUSIP NO. 71647K105

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

38,023,981 Shares

Abraham Wolfson

(a)	Amount beneficially owned:

39,056,815 Shares

(b)	Percent of class:

5.3% (based upon 737,317,748 Shares outstanding, which is the total number of Shares outstanding as of May 7, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,032,834 Shares

(ii)	Shared power to vote or to direct the vote

38,023,981 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,032,834 Shares

(iv)	Shared power to dispose or to direct the disposition of

38,023,981 Shares

CUSIP NO. 71647K105

Aaron Wolfson

(a)	Amount beneficially owned:

53,207,137 Shares

(b)	Percent of class:

7.2% (based upon 737,317,748 Shares outstanding, which is the total number of Shares outstanding as of May 7, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

15,183,156 Shares

(ii)	Shared power to vote or to direct the vote

38,023,981 Shares

(iii)	Sole power to dispose or to direct the disposition of

15,183,156 Shares

(iv)	Shared power to dispose or to direct the disposition of

38,023,981 Shares

Morris Wolfson

(a)	Amount beneficially owned:

38,251,227 Shares

(b)	Percent of class:

5.2% (based upon 737,317,748 Shares outstanding, which is the total number of Shares outstanding as of May 7, 2013 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2013).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

272,246 Shares

CUSIP NO. 71647K105

(ii)	Shared power to vote or to direct the vote

38,023,981 Shares

(iii)	Sole power to dispose or to direct the disposition of

272,246 Shares

(iv)	Shared power to dispose or to direct the disposition of

38,023,981 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP NO. 71647K105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013	South Ferry Building Company L.P.

	By:	/s/ Morris Wolfson
		Name:	Morris Wolfson
		Title:	Portfolio Manager

/s/ Abraham Wolfson
Abraham Wolfson

/s/ Aaron Wolfson
Aaron Wolfson

/s/ Morris Wolfson
Morris Wolfson